KODIAK ENERGY, INC. Suite 460, 734 7th Ave S.W. Calgary, Alberta T2P 3P8 Phone: +1 403-262-8044 Fax: +1 403-513-2670 www.kodiakpetroleum.com

December 5, 2008

KODIAK ENERGY, INC. AND CREENERGY OIL AND GAS INC.
JOINT VENTURE INFORMATION

A new working relationship has been established with a joint venture between CREEnergy Oil and Gas Inc. (CREEnergy) and Kodiak Energy, Inc. (Kodiak).  The agreement is built on the foundation of respect for the people  of the Communities of Peerless/Trout Lake First Nation and Alberta Cree Nation (Bison Lake), their Heritage, their Lands and the Environment.  This is also a strategic alliance.  CREEnergy will work with Kodiak to develop oil and gas reserves for the benefit of both CREEnergy and Kodiak.

HISTORY

Kodiak has a well developed relationship with Aboriginal communities in northern Canada.  This comes from a strong commitment by Kodiak management and personnel for open and honest communications and negotiations with the community leaders – with demonstrated respect for their culture, land and residents.  Further, Kodiak’s reputation has also been recognized through negotiations with regulatory agencies, resulting in several of these agreements being used as templates with other companies and projects.  This reputation has become known outside the far north of Canada.

CREEnergy is the authorized agent of Peerless/Trout Lake First Nation and Alberta Cree Nation, which are new First Nations in various stages of ratification from the Federal Government of Canada to satisfy outstanding Treaty Land Entitlement Claims.  Within these new First Nations are approximately 15 townships or 540 sections of mineral rights for development in Alberta.

CREEnergy was looking for a company that would partner in development decisions and respect their heritage.  They desired to form a relationship with a newer company that has a clean regional track record.

Kodiak was one of the industry companies shortlisted in that search.  Through discussions, meetings and negotiations since May of 2008, CREEnergy selected Kodiak as the company to form a  joint venture with to develop certain oil and gas projects.  The final agreement is the result of those negotiations.

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Key priorities were established during those discussions:

1.
Use the royalties from the oil and gas production and work programs to develop revenues.  The long term purposes of the revenues are to support education, employment and development opportunities for the Peerless/Trout Lake First Nation and the Alberta Cree Nation.

2.	Open communication at all stages of the developments.

3.	Staged and managed growth, with regard to the interests of the communities during each step.

4.	Identify and source other development opportunities, using similar models, either as a value add or on a joint venture basis.

THE AGREEMENT

CREEnergy Oil and Gas Inc. is the authorized agent between industry and the Peerless/Trout Lake First Nation and Alberta Cree Nation.  In exchange of Kodiak advancing to CREEnergy certain contracted funds and work program commitments:

•
Kodiak will have an exclusive opportunity to develop certain identified oil and gas properties within the Peerless/Trout Lake First Nation and the Alberta Cree Nation.  The specific project leasing is to be based on geological work, surface constraints, environmental awareness and community infrastructure.

•	The joint venture is based on a confidential letter of intent with a term sheet and a head agreement for developing the relationship going forward.

•
Kodiak will initially select 1 township (36 sections or 23,000 acres) of land from the Peerless/Trout Lake Fist Nations identified lands and 1 township (36 sections or 23,000 acres) of land from the Alberta Cree Nation identified lands.  CREEnergy recognizes that the value of the relationship comes from success and has not restricted the land selections, other than traditional significance and community commercial and residential lands.  The land selection process provides the most desirable mix of short and long term prospects with a variation of risk/reward profiles.

•
The leases are for 10 years, paid up with all rights.  In addition, both the standard P&NG and oil sands rights are included for exploration and development, subject to the standard required regulatory approvals.

•
A flat rate royalty structure has been negotiated between Kodiak and CREEnergy that will allow for and encourage investment and development to provide steady revenue streams.  The royalty terms are beneficial to both parties with minimum calculations, formulas and administration, and compares favorably to the recent changes made to the Alberta Government’s royalty structure.  This type of flat rate royalty structure payable to CREEnergy allows Kodiak to operate with a 100% working interest, rather than managing carried interests or other types of farm-in structures.

December 5, 2008 Page 3 of 6

•
Kodiak will submit to CREEnergy a development plan for the two selected townships on or before May 1st, 2009 with a goal to begin exploration and development operations on or before November 1st, 2009.

•
The Peerless/Trout Lake and Alberta Cree Nation identified land blocks have conventional oil and gas, shallow gas and oil sands potential. These mineral rights are not wildcat exploration.  There is extensive existing regional oil and gas development and infrastructure supporting this project.

•
Expected Finding and Development costs are based on preliminary regional information and tentatively budgeted at C$20 to C$30/barrel, depending upon oil versus gas and general review of the infrastructure in this area.  As development and infrastructure is increased in an area, those costs will substantially drop.

•	This arrangement is designed to be the stepping stone for a larger scale oil and gas development project.

•
The discussions have emphasized realistic expectations and deliverables based on starting slow and growing with success. The initial work program would include a seismic program and a 3 to 5 well drilling program over the next 12 month period.  Based on the success of the initial work program a larger development program would be planned to bring production up to a sustainable level.

•	CREEnergy and Kodiak will discuss the terms and conditions for the development of other townships of land on/or before May 1st, 2010.

•
This project has the potential of building production levels to 3,000 to 5,000 barrels per day within 5 years, depending on how aggressive the properties are developed, and is based on a total land position that has the capability of rivaling some Canadian midsize companies.

SUMMARY

Kodiak understands and believes that industry must give great care and consideration to the First Nations including their Heritage, their Lands and the Environment in order for both sides to benefit.  Kodiak Energy, Inc. has a history of building successful relationships in all jurisdictions it has worked.  With this new relationship, a long term partnership between CREEnergy and Kodiak is planned and looked forward to by all.  Additional information regarding prospect identification, budget and schedule details will be provided in the future as the initial work program is finalized.

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PEERLESS / TROUT LAKE FIRST NATION
 IDENTIFIED AREA OF INTEREST
Portions of Townships 86-89, Ranges 4-5 W5M (green outline)

December 5, 2008 Page 5 of 6

ALBERTA CREE NATION (BISON LAKE)
 IDENTIFIED AREA OF INTEREST
Portions of Townships 93-96, Ranges 13-15 W5M (green outline)

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ABOUT KODIAK

Kodiak Energy, Inc. is a Calgary, Alberta, Canada based publicly traded oil and gas exploration and development company focused on creating a portfolio of North American assets that offer production opportunities and asset growth through exploration. Kodiak has lease holdings in Montana, southeastern Alberta, northeastern Alberta and high impact prospects located in the central Mackenzie River Valley of the Northwest Territories, north eastern British Columbia, Canada and in northeastern New Mexico.

This letter contains forward-looking statements. The words or phrases "would be," "will" "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," or similar expressions are intended to identify "forward-looking statements". Actual results could differ materially from those projected in the Corporation's proposed oil and gas related business. The Corporation's business is subject to various risks, which are discussed in the Corporation's filings with the U.S. Securities and Exchange Commission and with Canadian securities commissions. The Corporation's filings may be accessed at www.sec.gov or at www.sedar.com.

Statements made herein are as of the date of this letter and should not be relied upon as of any subsequent date. The Corporation cautions readers not to place reliance on such statements. Unless otherwise required by applicable law, we do not undertake, and we specifically disclaim any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such a statement.

Further information relating to Kodiak may be found on www.sedar.com and www.sec.gov under the Corporation's profile, as well as on Kodiak's website at www.kodiakpetroleum.com.

The TSX Venture Exchange has not reviewed this letter and does not accept responsibility for the adequacy or accuracy of this letter.